January 18, 2008

Mr. Christian N. Windsor

Special Counsel

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

RE: Fulton Financial Corp

Definitive 14A

Filed April 2, 2007

File No. 00-10587

Dear Mr. Windsor:

I am responding on behalf of Fulton Financial Corporation (“Fulton”) to the Securities and Exchange Commission’s (“Commission”) follow-up comment letter dated January 9, 2008, which requests Fulton to either respond by January 23, 2008 or tell the Commission by that date when Fulton will provide its response.

As we discussed today, Fulton is requesting additional time to respond. Fulton plans to respond to the Commission’s letter by February 13, 2008. Thank you for allowing us this additional time to respond to the letter.

If you have any questions, please contact me at (717) 672-2089.

Sincerely,

/s/ George R. Barr, Jr.

George R. Barr, Jr.

Executive Vice President and

General Counsel

cc: Board of Directors

Senior Management